MAIL STOP 7010

									March 1, 2006

Charles G. Masters
Chief Executive Officer
Cytation Corp.
4902 Eisenhower Blvd., Suite 185
Tampa, FL 33634

RE:	Cytation Corporation
	Information Statement on Schedule 14C
	Filed February 14, 2006
	File No. 0-05388

Dear Mr. Masters:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

INFORMATION STATEMENT ON SCHEDULE 14C

General

1. Please provide us with the balance sheets, income statements, and statements of equity of Cytation and Deer Valley as they would have appeared just prior to the reverse merger on January 18, 2006. In addition, please provide us with these same statements on a consolidated basis as they will appear after the reverse merger. Please ensure that your accounting complies with the following bullet points:

* Prior to the date of the reverse merger, the historical financial statements are required to be those of Deer Valley (the accounting acquirer) and should only include the historical results and operations of Deer Valley;

* The historical financial statements (Deer Valley) are required to reflect the shares issued by Cytation "to acquire" Deer Valley as outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes. Differences in the par value of
Deer Valley`s and Cytation`s stock should be offset to additional paid-in capital;

* The historical financial statements (Deer Valley) are required to reflect the reverse merger of Cytation (the accounting acquiree) on the acquisition date. On the acquisition date, Cytation`s outstanding shares should be reflected as being issued by Deer Valley to acquire Cytation. Since Cytation had limited assets and operations, it appears to us that the shares issued to acquire Cytation should be recorded at Cytations`s net book value;

* Subsequent to the date of the reverse merger, the historical financial statements are required to be those of Deer Valley (the accounting acquirer) and Cytation (the accounting acquiree) on a consolidated basis.

2. Please revise the disclosure throughout so that it is consistent with an information statement in which you are not seeking proxies.
For example, on page 4 you refer to shareholders who abstain from voting and you repeatedly state how the board of directors recommends that shareholders vote on the particular proposals.

3. From the table on page 19 that lists the voting securities and the voting restrictions on your preferred stock, it is not clear that a majority of the shareholders have consented to the transaction. Please illustrate how you have determined that you have received the required number of consents, or amend on Schedule 14A. If you have the requisite number of votes or consents, you should highlight this in the disclosure and identify the individuals who have provided the necessary approval.

4. We note the Summary Term Sheet`s placement as an exhibit to this
Information Statement. Please place the Summary Term Sheet on the first or second page of the Information Statement. Also, briefly disclose the details of the financing for this transaction. Please refer to Item 1001 of Regulation M-A.

5. We note your statement that between 2002 and 2004, Cytation was engaged in the business of providing consulting advice to companies wishing to be public reporting companies. Please briefly elaborate on the nature of the business conducted by Cytation during this time period. For instance, disclose that Cytation was a Business Development Company under the Investment Company Act of 1940. Please refer to Item 14(b)(3) of Schedule 14A.

6. Please disclose all of the information required by Item
1004(a)(2)
of Regulation M-A.

7. Please disclose whether any federal or state regulatory requirements must be complied with or approval obtained in connection with the acquisition of Deer Valley Homebuilders, Inc. Refer to Item
14(b)(5) of Schedule 14A.

8. Please disclose the information required by Item 1005(b) and 1011(a)(1) of Regulation M-A.

9. If applicable, please disclose the information required by Item
3
of Schedule 14A.

10. We note the disclosure on page 29 that some of your senior management will receive substantial additional payments from the acquisition of Deer Valley. Because the increased number of authorized common and preferred stock will facilitate this acquisition, where your board recommends approval of these proposals, please briefly disclose all of the specific interests that your officers and directors have in this transaction.

11. Please disclose the information required by Item 9(e) of Schedule
14A.

Proposal 2, page 5

12. Disclose whether you currently have any plans to issue any preferred stock.

Proposal 3, page 6

13. Disclose whether you currently have enough common stock available to satisfy the conversion provisions of your outstanding convertible securities. Please also disclose whether you currently have any other plans to issue common stock.

Management, page 10

14. Please disclose the nature of the business conducted by Ranger Industries, Inc., Clayton Homes, Inc., Southern Energy, Inc.,
Cavalier Homes, Inc., Mirabilis Ventures, Inc., and Daedalus
Consulting, Inc.

Audit Committee, page 14

15. Please disclose whether you have a written audit committee charter. Please refer to Item 7(d)(3) of Schedule 14A.

Nominating Committee, page 14

16. Please describe the procedure to be followed by shareholders in making board recommendations. Please refer to Item 7(d)(2)(ii)(G) of
Schedule 14A.


Change in Control and Acquisition, page 21
Additional Warrant, page 22

17. It does not appear that the common stock issuable upon exercise of the warrant is reflected in the beneficial ownership table on page
19.  Please advise.

Description of Business, page 22

18. Please disclose the basis for your statement that Deer Valley is a leading manufacturer of factory built homes in the southeastern and south central housing markets.

Products, page 25

19. Please explain the difference between multi-floor and multi-section homes and define what these terms mean.

Manufactured and Home - Industry Overview, page 27

20. Please update the figures included in the third paragraph and discuss the recent negative trends for sales of multi-section homes.

Warranty, Quality Control and Service, page 27

21. Disclosure in the third paragraph of this section implies that you have multiple manufacturing facilities. Please clarify, if true, that you currently have one manufacturing facility.

Capital Structure, page 30

Preferred Shares, page 31

22. Please tell us in detail how you intend to account for your convertible preferred stock, including whether you will classify the convertible preferred stock as a liability or equity. Please tell us if your convertible preferred stock has any nondetachable conversion features that would be deemed to be beneficial. Provide us with detailed computations which support your conclusion that you did or did not have any beneficial conversion features related to your convertible preferred stock. Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. Note, however, that paragraph 5 of EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs 6-7 of EITF 00-27 for an example on how to perform this calculation. In addition, tell us how you have considered SFAS
133, EITF 00-19, and EITF 01-06 in accounting for any embedded derivatives related to this convertible preferred stock.
Options and Warrants Convertible into Common Shares, page 33

23. For each issuance of warrants, please disclose the fair value of the warrants at the date of issuance, and the reason for issuance. Please also disclose whether you used the Black-Scholes model for your issuances of warrants, including the assumptions you used.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Cautionary Notice Regarding Forward Looking Statements, page 36

24. Please remove the word "will" from the list of words in the first paragraph of this section.

25. Please revise the Management`s Discussion and Analysis section to provide a fuller discussion and analysis of known trends, demands, commitments, events and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations; rather than a mere narrative recitation of the financial statements. In an effort to assist you in this regard when responding to the comments below, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

26. We note that the purchase of the Sulligent Property is valued at is priced at $725,000 and is set to close on or before April 30, 2006. Please disclose whether you plan to pay cash and/or issue securities for the acquisition of this property.

27. Item 303(b)(1) of Regulation S-B requires disclosure regarding changes in financial condition and results of operations for each of the last two fiscal years. Please note that a change in operations does not exempt you from meeting the requirements set forth in Item
303.  Please revise accordingly.

28. Please discuss in greater detail the business reasons for the changes between periods in revenues, cost of sales, and selling, general and administrative expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in regards to selling, general and administrative expenses, please individually quantify the increase that was attributable to payroll and related expenses, professional fees, and other general corporate expenses. See Item 303(b) of Regulation S-K and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 38

29. Please update this section to the latest practicable date.

30. Please discuss in your liquidity section the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. See the SEC Interpretive Release No. 33-8350.

Financing, page 38

31. Please disclose the purposes for issuing the letters of credit described in this section.

Exhibit 99.1

Pro Forma Balance Sheet as of September 30, 2005

32. Please revise your pro-forma balance sheet to disclose the computations for the adjustment to your Series A preferred stock. Please include these computations within your footnote 2. Please also include footnotes for the adjustments to your Series B and C preferred stock.

33. The footnotes to your pro-forma adjustments should clearly explain the assumptions involved. It is unclear how the amounts related to adjustments 3-5 are calculated. Please revise your presentation to clearly explain these adjustments and show the calculations.

34. The explanation included within footnote 5 appears to correlate with adjustment 6 in your pro-forma balance sheet. In addition, you have six adjustments in your pro-forma balance sheet, but only five explanations. Please ensure that there is a footnote for each adjustment.

35. Please note that the reverse merger of Cytation and Deer Valley is a recapitalization; therefore, Cytation should be recorded at the book value of its` net tangible assets, with no goodwill recorded. This is in contrast to a business combination recorded at fair value, where goodwill is recorded. As such, please do not include your proposed pro-forma adjustment to goodwill of $3,554,808 in your pro-forma balance sheet.

Pro Forma Consolidated Statements of Operations

36. Please include footnotes within your pro-forma statements of operations to clearly explain the adjustments to your income tax expense. In addition, it is unclear why the pro-forma adjustment to income tax expense for the twelve months ended December 31, 2004 is
$99,190. Based upon Note 6 in the financial statements presented in
Exhibit 99.2, the adjustment appears to be $317,500. Please revise or advise.

37. Please disclose in your footnotes how you calculated the number of weighted average common and common equivalent shares outstanding for the nine months ended September 30, 2005 and the year ended
December 31, 2004.




Exhibit 99.2

Deer Valley Homebuilders Financial Statements
Balance Sheets, page 3

38. Since you have treasury stock, the number of shares issued is not equal to the number of shares outstanding. Please revise the common stock description on the face of your balance sheet accordingly.

Statements of Stockholders` Equity, page 6

39. Please include a column that shows the changes during each period in the number of shares held as treasury stock.

Note 1 - Nature of Business, Basis of Presentation, Unaudited Pro
Forma Financial Information and Summary of Significant Accounting
Policies, page 8

Property, Plant and Equipment, page 9

40. The range of useful lives for your property and equipment of five to forty years is very broad. Please separately disclose the range of useful lives for each category presented on page 11. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Income Taxes, page 10

41. You disclose that you elected to be taxed under the provision of
Subchapter S of the Internal Revenue Code. Please tell us how the reverse merger effected your prior election to be an S corporation.
If you are going to convert or have converted to a C corporation, please disclose how you will account for any undistributed earnings as of the conversion date. Please also revise your pro forma financial statements so that any undistributed earnings or losses still reflected in the retained earnings and accumulated deficit line item are removed with a corresponding adjustment to APIC as of the conversion date. Refer to SAB Topic 4:B.

New Accounting Pronouncements, page 10

42. Please revise your disclosure to clarify if you actually did adopt SFAS 123R in January 2005.

Note 9 - Repurchase Agreements, page 14

43. You disclose that you have not recorded a liability related to your repurchase agreements. Please tell us how your current accounting complies with FIN 45.



Note 10 - Related Party Transactions, page 15

44. In regards to your consulting agreement with the father of your president/majority stockholder, please tell us the nature of work being performed by this individual. Please provide an estimate as to the monthly commitment, in terms of hours, that this individual provides as consulting to you. Also, please tell us if any minimum commitment of hours is included in the consulting agreement, and if so, how you are enforcing this requirement.

Note 11 - Subsequent Events, page 15

45. You disclose that as a condition of the common stock purchase agreement you entered into with your stockholders/employees, each stockholder/employee will enter into a five year employment agreement and will be entitled to participate in a price adjustment target account. Please also disclose how you will account for the employment agreements and the price adjustment target accounts. Please supplementally tell us the accounting literature you referenced to support your conclusion and how you applied that literature.

FORM 8-K/A FILED FEBRUARY 21, 2006

General

46. Please similarly amend your Form 8-K for each comment above that also impacts disclosures presented in your Form 8-K.

Closing Comments

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested.
Please
provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.
      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris Edwards, Special Counsel, at (202) 551-3742 with any questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

cc:	Brent A. Jones, Esq.
	(813) 223-9620


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Charles G. Masters
Cytation Corp.
Page 1 of 9



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE